UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____ )*

Latch, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
51818V106
(CUSIP Number)

James W. Siminoff
c/o Latch, Inc.
508 West 26th Street, Suite 6G
New York, NY 10001
(917) 338-3915
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons James W. Siminoff
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 19,087,175
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,087,175
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,087,175
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person IN

CUSIP No. 51818V106	13D

Item 1.     Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Latch, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 508 West 26th Street, Suite 6G, New York, NY 10001.
Item 2.    Identity and Background.

This Schedule 13D is being filed by James W. Siminoff (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Latch, Inc., 508 West 26th Street, Suite 6G, New York, NY 10001. The Reporting Person’s present principal occupation is Chief Strategy Officer of the Issuer.
During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to certain of the shares of Common Stock acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Mergers (as defined below), the Reporting Person received 19,075,675 shares of Common Stock of the Issuer, in exchange for all of his securities of HDW (as defined below).

In addition, on December 23, 2022, the Reporting Person purchased 11,500 shares of Common Stock in the open market for $0.72 per share. The Reporting Person used personal funds to fund his open market purchases.

Item 4.    Purpose of Transaction.

The Mergers
On July 3, 2023 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated as of May 15, 2023 (as amended, the “Merger Agreement”), by and among the Issuer, LS Key Merger Sub 1, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub I”), LS Key Merger Sub 2, LLC, a wholly owned subsidiary of the Issuer (“Merger Sub II”), and Honest Day’s Work, Inc. (“HDW”), (i) Merger Sub I merged with and into HDW, with HDW continuing as the surviving corporation (the “First Merger”), and subsequently, (ii) HDW merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and a wholly owned subsidiary of the Issuer (together with the First Merger, the “Mergers”).
At the effective time of the First Merger, the Issuer issued to HDW’s stockholders as merger consideration (i) $22.0 million aggregate principal amount of unsecured promissory notes and (ii) approximately 29.0 million shares of Common Stock. Certain HDW stockholders (the “Ineligible Holders”) that were not eligible to receive unregistered shares of Common Stock received $0.76 in lieu of each share of Common Stock such stockholder would otherwise have received as merger consideration, with the total cash consideration paid to all Ineligible Holders equaling approximately $23,000. In connection with the consummation of the Mergers, the

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Reporting Person received 19,075,675 shares of Common Stock (the “Shares”) as merger consideration.
The Shares are non-transferable until July 3, 2028, subject to certain accelerated releases (the “Transfer Restrictions”). 25% of the Shares will be released from the Transfer Restrictions in the event the Issuer’s 60 trading day volume weighted average closing stock price (“VWAP”) exceeds each of the following price thresholds: $2.00, $3.00, $4.00 and $5.00, respectively (the “Share Price Thresholds”). In addition, there may be accelerated releases of the Shares in connection with a change of control of the Issuer or in the event that, as of April 15, 2024, the Issuer’s Common Stock is delisted from The Nasdaq Stock Exchange LLC (“Nasdaq”), following exhaustion of all rights of appeal related thereto as of such date, as a result of the Issuer’s failure to satisfy the continued listing requirements of Nasdaq due to existing non-compliance issues.
Stock Restriction Agreement
In connection with the Mergers, the Issuer and the Reporting Person entered into a stock restriction agreement, dated May 15, 2023 (the “Stock Restriction Agreement”). Pursuant to the Stock Restriction Agreement, in the event the Reporting Person ceases to be an employee of the Issuer prior to July 3, 2028, the Issuer shall have the right to repurchase all of the Shares that have not already been released from the Transfer Restrictions, subject to certain exceptions. In the event the Reporting Person is terminated without Cause or resigns for Good Reason (each as defined in the Reporting Person’s employment agreement), or upon his death or disability (each, an “Exit”), the Shares will accelerate in an amount equal to the greater of (i) the number of Shares to which the Reporting Person is entitled pursuant to the Share Price Thresholds (with linear interpolation of Shares based on the 60 trading day VWAP as of the date of Exit) and (ii) the number of Shares equal to the product of (a) the total number of the Shares multiplied by (b) the quotient of (x) the number of calendar days between July 3, 2023 and an Exit divided by (y) 1,825; provided, however, that in no event will the number of the Shares that accelerate in connection with an Exit be less than 40% of the total number of the Shares.
Registration Rights Agreement
On the Closing Date, in connection with the consummation of the Mergers and as contemplated by the Merger Agreement, the Issuer and certain of HDW’s stockholders (the “Holders”), including the Reporting Person, entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a shelf registration statement registering the resale of the Registrable Securities (as defined in the Registration Rights Agreement) as promptly as reasonably practicable after the date on which the Issuer files its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (and no later than the 20th business day following the filing date of such Quarterly Report). Up to twice in any 12-month period, the Holders may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $25 million. The Issuer also agreed to provide customary “piggyback” registration rights to the Reporting Person, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Holders against certain liabilities.
The foregoing descriptions of the Stock Restriction Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text

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of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
General
The Reporting Person acquired the securities described in this Schedule 13D in connection with open market purchases and the closing of the Mergers and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Person is the Chief Strategy Officer of the Issuer and is expected to become the Chief Executive Officer of the Issuer later in 2023.
The Reporting Person may acquire additional securities of the Issuer or retain or, subject to the Transfer Restrictions, sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his capacity as Chief Strategy Officer or Chief Executive Officer of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization, restructuring, sale transaction or take-private transaction, each of which could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.
To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
•Amount beneficially owned: 19,087,175
•Percent of Class: 10.9%
•Number of Shares the Reporting Person has:
oSole power to vote or direct the vote: 19,087,175
oShared power to vote: 0

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oSole power to dispose or direct the disposition of: 19,087,175
oShared power to dispose or direct the disposition of: 0
    The above percentage is based on 174,358,261 shares of Common Stock outstanding as of July 3, 2023 following completion of the Mergers, as provided by the Issuer.

(c)    Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)    None.

(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the Stock Restriction Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Stock Restriction Agreement, by and between the Issuer and the Reporting Person, dated as of May 15, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on May 16, 2023).
2	Registration Rights Agreement, dated July 3, 2023, by and among the Issuer and the holders named therein (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 3, 2023).

CUSIP No. 51818V106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 13, 2023	By:	/s/ James W. Siminoff
		Name:	James W. Siminoff